CANE CLARK LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

February 21, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Attention: Andrew Schoeffler

Re:          Edgemont Resources Corp.
    Amendment No. 1 to Registration Statement on Form SB-2
Filed February 9, 2006
File No. 333-130586

____________________________________________________________________

We write on behalf of Edgemont Resources Corp. in response to Staff’s letter of February 16, 2006 by Jennifer Hardy, Legal Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to the SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a Second Amended Registration Statement on Form SB-2 (the “Second Amended SB-2”). We enclose with this letter a copy of the Second Amended SB-2, plus a copy of the prior SB-2 filing redlined to show the changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Risk Factors. page 8

1.
We note the disclosure in the second paragraph of risk factor one that the total costs to implement your exploration program will be approximately $619,300. The amount does not reconcile with the disclosure in the new table on page 46. Please revise accordingly.

In response to this comment, the Company revised the disclosure of the approximate total costs to implement its exploration program over the next four years from $619,300 to $359,400. This amount is now reconciled with the disclosure in the table set forth in the plan of operations. After

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars
+ Nevada, Illinois, and Wisconsin State Bars ~Nevada

revising the approximate costs to implement its exploration program over the next four years and taking into account the cash balance of $108,348 maintained as of October 31, 2005, the Company revised in this risk factor the amount of funding that it would require to implement its business plan over the next four years.

Use of Proceeds, page 17

2.
Please disclose in the Plan of Operation section your response to comment 19 of our letter dated January 17, 2006, as the information regarding how you are using the prior proceeds in your business operations appears to be material.

In response to this comment, the Company disclosed in the plan of operations the table that detailed its use of proceeds received from the sales of securities issued to all stockholders that was included in the response to Comment 19 in the Commission’s letter dated January 17, 2006.

Directors, Executive Officers, Promoters and Control Persons, page 24

3.
We read your response to comment 26 of our letter dated January 17, 2006 with respect to Mr. Iverson's financial background. Please add risk factor disclosure discussing the risks associated with Mr. Iverson's lack of accounting or finance training. In this regard, we note that Mr. Iverson will be required to provide the certifications of a principal financial officer under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

In response to this comment, the Company added a risk factor disclosing the risks associated with Mr. Iversen’s lack of accounting or finance training.

Statement of Cash Flows, page F-4

4.	Please revise your statement of cash flows to fully comply with SFAS 95. In this regard, please also address the following items:

•	The line item containing ($325) is not labeled. We assume this represents "net cash used in operations." Please appropriately label this line item.

•	The total of cash flows from financing activities contains additional figures that should be deleted.

•	Delete the second occurrences of "cash flows from financing activities and "issuance of common stock."

In response to this comment, the Company labeled the line item containing $325 as “Net cash used in operations.” The Company deleted additional figures that erroneously appeared in the total of cash flows from financing activities. The Company deleted the second occurrences of “cash flows from financing activities” and “issuance of common stock.”

Item 26. Recent Sales of Unregistered Securities, page 55

5.
We read your supplemental response to comment 50 of our letter dated January 17, 2006. Please advise us as to the relationship between your company and/or Mr. Iverson and each of Richard Green, Cameron Gustafson, Ronald Johnson, Susan Morse, Jennifer Murdoch, and Kathleen Smith. Please also advise us as to the terms of any arrangements with these individuals.

In response to this comment, the Company disclosed on a supplemental basis in the attached schedule the information requested in the comment set forth above.

6.
We read your response to comment 51 of our letter dated January 17, 2006 and, in particular, note the statement in the second last sentence. Please advise us as to how you evaluated the viability of your company as suitable for sale.

In response to this comment, the Company discloses on a supplemental basis that it never evaluated its suitability for sale and did not intend for its statement referenced in the comment above to be interpreted in this manner. The Company intended to convey by this statement that following its offering of securities on August 31, 2005 the Company had raised enough proceeds such that third parties saw the Company as an entity more able to acquire an interest in a property.

Exhibit 23.1 - Independent Auditors' Consent

7.	Please provide an updated consent from your independent auditors.

In response to this comment, the Company provided an updated consent from its independent auditor in this Second Amended SB-2.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Kyleen Cane
Kyleen Cane, Esq.
CANE CLARK LLP